UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 5)
(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

RULE 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

Yongye International, Inc.

(Name of the Issuer)

Yongye International, Inc.
Yongye International Limited
Yongye International Merger Sub Limited
Full Alliance International Limited
Mr. Zishen Wu
Ms. Xingmei Zhong
Orient Blossom Investments Limited
Morgan Stanley Private Equity Asia III, L.L.C.
Morgan Stanley Private Equity Asia III, L.P.
Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd
MSPEA Agriculture Holding Limited
Lead Rich International Limited
Stable Rich Capital Advisory Limited
Mr. Peng Liu
Prosper Sino Development Limited

(Names of Persons Filing Statement)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

98607B106

(CUSIP Number)

Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866	Zishen Wu c/o Yongye International, Inc. Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District Beijing, People’s Republic of China +(86) 10 8232 8866	Xingmei Zhong Full Alliance International Limited Room 1701, Wing Tuck Commercial Centre, 183 Wing Lok Street Sheung Wan, Hong Kong +(852) 2572 3986

Marco Chung Morgan Stanley Level 46, International Commerce Centre 1 Austin Road West, Kowloon Hong Kong +(852) 2848-5200	Peng Liu Lead Rich International Limited Stable Rich Capital Advisory Limited c/o Interglobe Corporate Solutions Ltd 26/F, Beautiful Group Tower 77 Connaught Road, Central, Hong Kong +(852) 3585 3340

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Ling Huang, Esq. W. Clayton Johnson, Esq. Cleary Gottlieb Steen & Hamilton LLP Twin Towers — West (23Fl), Jianguomenwai Da Jie Chaoyang District, Beijing	Peter X. Huang, Esq. Daniel Dusek, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30th Floor, China World Office 2 1 Jianguomenwai Avenue, Beijing 100004

John E. Lange, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP Hong Kong Club Building, 12th Floor 3A Chater Road, Central, Hong Kong	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F Alexandra House 18 Chater Road, Central, Hong Kong	Mitchell S. Nussbaum, Esq. Norwood P. Beveridge, Jr., Esq. Loeb & Loeb LLP 345 Park Avenue New York, New York 10154

This statement is filed in connection with (check the appropriate box):

a	☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐ The filing of a registration statement under the Securities Act of 1933.
c	☐ A tender offer
d	☒ None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$256,323,797.61	$33,014.51

*	Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of 38,314,469 shares of common stock issued and outstanding as of September 23, 2013 (being the remainder of the 50,685,216 shares of common stock as of September 23, 2013 minus the 12,370,747 shares of common stock beneficially owned by the rollover holders) multiplied by $6.69 per share merger consideration (the “Transaction Valuation”).
**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.00012880.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $33,014.51
Form or Registration No.: Schedule 14A — Preliminary Proxy Statement
Filing Party: Yongye International, Inc.
Date Filed: October 28, 2013

Item 15 Additional Information	2
Item 16 Exhibits	2

i

INTRODUCTION

This Amendment No. 5 to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):

•	Yongye International, Inc., a Nevada corporation (the “Company”), the issuer of the common stock, par value $0.001 per share (the “Company common stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;
•	Yongye International Limited, a Cayman Islands exempted company with limited liability (“Parent”);
•	Yongye International Merger Sub Limited, a Nevada corporation and wholly-owned subsidiary of Parent (“Merger Sub”);
•	Full Alliance International Limited, a British Virgin Islands company and the parent company of Parent (“Holdco”);
•	Mr. Zishen Wu, the chairman and chief executive officer of the Company (“Mr. Wu”);
•	Orient Blossom Investments Limited, a British Virgin Islands business company with limited liability (“Orient Blossom”);
•	Ms. Xingmei Zhong, the sole director and indirect shareholder of Holdco (“Ms. Zhong”);
•	Morgan Stanley Private Equity Asia III, L.L.C., a Delaware limited liability company (“MS LLC”);
•	Morgan Stanley Private Equity Asia III, L.P., a Cayman Islands limited partnership (“MS LP”);
•	Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd, a Cayman Islands limited liability company (“MSPEA Holdings”);
•	MSPEA Agriculture Holding Limited, a Cayman Islands limited liability company (“MSPEA”);
•	Lead Rich International Limited, a British Virgin Islands business company with limited liability (“Lead Rich”);
•	Stable Rich Capital Advisory Limited, a British Virgin Islands business company with limited liability (“Stable Rich”);
•	Mr. Peng Liu, the sole shareholder and director of Lead Rich and Stable Rich (“Mr. Liu”); and
•	Prosper Sino Development Limited, a British Virgin Islands business company with limited liability (“Prosper Sino”).

In this Transaction Statement, we refer to MS LLC, MS LP, MSPEA III and MSPEA collectively as the “MS Filing Persons.” We refer to Holdco, Mr. Zishen Wu, MSPEA and Prosper Sino collectively as the “rollover holders.” We refer to the rollover holders, Parent, Merger Sub, Lead Rich and their affiliates collectively as the “buyer group” (which, for the avoidance of doubt, includes Orient Blossom, Ms. Zhong, the MS Filing Persons, Stable Rich and Mr. Liu).

This Transaction Statement relates to the agreement and plan of merger dated September 23, 2013 (the “merger agreement”) among Holdco, Parent, Merger Sub and the Company.

This Amendment No.5 is being filed pursuant to Rule 13e-3(d)(2) to report the vote results with respect to the merger agreement and the transactions contemplated thereby at the special meeting of stockholders of the Company held on March 5, 2014.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

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Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

At the special meeting of stockholders of the Company held on March 5, 2014, the proposal to approve the merger agreement did not receive approval from at least a majority of the issued and outstanding shares of Company common stock, other than shares (i) owned by the Company or any subsidiary of the Company or (ii) owned by the rollover holders, including certain shares of Company common stock and all of the issued and outstanding shares of Series A Convertible Preferred Shares, that will be contributed to Parent by the rollover holders pursuant to a contribution agreement dated September 23, 2013, as amended, among Holdco, Parent and the rollover holders. As a result, the merger agreement was not approved by the Company’s stockholders.

On March 12, the Company filed a Form 8-K with the SEC reporting the results of the vote of the stockholders at the special meeting held on March 5, 2014.

Item 16 Exhibits

(a)-(1) Proxy Statement of Yongye International, Inc., incorporated by reference to the Schedule 14A filed with the SEC on January 9, 2014.

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated September 23, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(b)-(1) Facility Contract by and between CDB and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(b)-(2) Note Purchase Agreement, dated September 23, 2013, among Lead Rich, Mr. Wu and Holdco, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(c)-(1) Opinion of Houlihan Lokey Capital, Inc., dated September 23, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated December 10, 2012.*

(c)-(3) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated January 31, 2013.*

(c)-(4) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated July 9, 2013.*

(c)-(5) English Translation of Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated August 29, 2013.†

(c)-(6) English Translation of Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 21, 2013.†

(c)-(7) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 23, 2013.*

(c)-(8) Addendum to Houlihan Lokey Capital, Inc. Engagement Letter, dated December 5, 2013.††

(d)-(1) Agreement and Plan of Merger, dated as of September 23, 2013, among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

2

(d)-(2) Limited Guarantee, dated as of September 23, 2013 by Mr. Wu and MSPEA in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(3) Voting Agreement, dated September 23, 2013, by the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(4) Contribution Agreement, dated September 23, 2013, by and among Holdco, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(5) Equity Commitment Letter by and between Mr. Wu and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(6) Equity Commitment Letter by and among Lead Rich, Holdco and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(7) Interim Investors Agreement by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated September 23, 2013, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(8) Amendment to Contribution Agreement, dated November 25, 2013, by and among Holdco, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on November 25, 2013.

(f) Not applicable.

(g) Not applicable.

*	Previously filed on October 28, 2013.
†	Previously filed on November 6, 2013.
††	Previously filed on November 26, 2013.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2014

Yongye International, Inc.

By:	/s/ Sean Shao Name: Sean Shao Title: Director and Chair of Special Committee

Yongye International Limited

By:	/s/ Zishen Wu Name: Zishen Wu Title: Director

Yongye International Merger Sub Limited

By:	/s/ Zishen Wu Name: Zishen Wu Title: Director

Xingmei Zhong

By:	/s/ Xingmei Zhong

Full Alliance International Limited

By:	/s/ Zishen Wu Name: Zishen Wu Title: Director

Zishen Wu

By:	/s/ Zishen Wu

Orient Blossom Investments Limited

By:	/s/ Xingmei Zhong Name: Xingmei Zhong Title: Director

Morgan Stanley Private Equity Asia III, L.L.C.

By:	Morgan Stanley Private Equity Asia III, Inc., its managing member
By:	/s/ Samantha Jennifer Cooper Name: Samantha Jennifer Cooper Title: Vice President

Morgan Stanley Private Equity Asia III, L.P.

By:	Morgan Stanley Private Equity Asia III, L.L.C., its general partner
By:	Morgan Stanley Private Equity Asia III, Inc., its managing member
By:	/s/ Samantha Jennifer Cooper Name: Samantha Jennifer Cooper Title: Vice President

Morgan Stanley Private Equity Asia III Holdings (Cayman) Ltd.

By:	/s/ Samantha Jennifer Cooper Name: Samantha Jennifer Cooper Title: Director

MSPEA Agriculture Holding Limited

By:	/s/ Samantha Jennifer Cooper Name: Samantha Jennifer Cooper Title: Director

Lead Rich International Limited

By:	/s/ Peng Liu Name: Peng Liu Title: Director

Stable Rich Capital Advisory Limited

By:	/s/ Peng Liu Name: Peng Liu Title: Director

Peng Liu

By:	/s/ Peng Liu

Prosper Sino Development Limited

By:	/s/ LAU Lai Sze Name: Miss LAU Lai Sze, representing INB Holdings Limited Title: Director

Exhibit Index

(a)-(1) Proxy Statement of Yongye International, Inc., incorporated by reference to the Schedule 14A filed with the SEC on January 9, 2014.

(a)-(2) Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3) Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4) Press Release issued by the Company, dated September 23, 2013, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(b)-(1) Facility Contract by and between CDB and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(b)-(2) Note Purchase Agreement, dated September 23, 2013, among Lead Rich, Mr. Wu and Holdco, incorporated herein by reference to Exhibit 7.06 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(c)-(1) Opinion of Houlihan Lokey Capital, Inc., dated September 23, 2013, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated December 10, 2012.*

(c)-(3) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated January 31, 2013.*

(c)-(4) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated July 9, 2013.*

(c)-(5) English Translation of Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated August 29, 2013.†

(c)-(6) English Translation of Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 21, 2013.†

(c)-(7) Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 23, 2013.*

(c)-(8) Addendum to Houlihan Lokey Capital, Inc. Engagement Letter, dated December 5, 2013.††

(d)-(1) Agreement and Plan of Merger, dated as of September 23, 2013, among the Company, Holdco, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2) Limited Guarantee, dated as of September 23, 2013 by Mr. Wu and MSPEA in favor of the Company, incorporated herein by reference to Exhibit 9.2 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(3) Voting Agreement, dated September 23, 2013, by the Company, Parent and the rollover holders, incorporated herein by reference to Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on September 23, 2013.

(d)-(4) Contribution Agreement, dated September 23, 2013, by and among Holdco, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(5) Equity Commitment Letter by and between Mr. Wu and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(6) Equity Commitment Letter by and among Lead Rich, Holdco and Parent, dated September 23, 2013, incorporated herein by reference to Exhibit 7.05 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(7) Interim Investors Agreement by and among Mr. Wu, Ms. Zhong, Full Alliance, MSPEA and Lead Rich, dated September 23, 2013, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on September 24, 2013.

(d)-(8) Amendment to Contribution Agreement, dated November 25, 2013, by and among Holdco, Parent and the rollover holders, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed by Mr. Wu, Holdco and Ms. Zhong with the SEC on November 25, 2013.

(f) Not applicable.

(g) Not applicable.

*	Previously filed on October 28, 2013.
†	Previously filed on November 6, 2013.
††	Previously filed on November 26, 2013.